

May 14, 2010

Via U.S. Mail

Mr. Mitchell Brown
Chief Executive Officer
Cono Italiano, Inc.
c/o Corporate Creations Network Inc.
8275 South Eastern Avenue, Suite 200-47
Las Vegas, NV 89123

> **Re: Cono Italiano, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **File No. 333-164324**
> **Filed May 4, 2010**

Dear Mr. Brown:

We have reviewed your response letter and amended filing, and we have the following comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you might have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please monitor the need to update your financial statements and related disclosure.

2. We read your response to prior comment 1, and note that you filed Cono Italiano, Inc. – Nevada's Form 10-Q for the fiscal quarter ended October 31, 2009. We remind you to also amend their Form 8-K, filed November 13, 2009, to include the unaudited financial statements of Cono Italiano, Inc. – Delaware as of September 30, 2009, to comply with Rule 8-04 of Regulation S-X.

Selling Stockholders, page 11

3.   We note your response to comment 11 from our letter dated February 12, 2010. As you have removed from registration the 250,000 shares previously listed for resale by Pino Gelato, please revise the footnotes to your table to remove reference to Ramona Fantini as the beneficial owner of the shares held by Pino Gelato.

Financial Statements, page F-1
Note E – Licensing Rights, page F-13

4.   We read your response to prior comment 17, and noted you confirm that, though operations have commenced, there have been no significant revenues therefrom. Despite this, you claim to no longer be a "development-stage enterprise," due to having entered into "significant contracts," from which no significant revenue has yet been earned. Based on this, we are unable to concur with your conclusion that you are no longer a "development-stage enterprise," as such is defined in the footnote to FASB ASC 915-15-2(b). Accordingly, please revise your financial statements to fully comply with the corresponding reporting requirements of FASB ASC 915, including the presentation of the required "cumulative from inception" columnar information.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. With your amendment, please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Donald Delaney at (202) 551-3863 or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798 or, in his absence, Michael Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
        Travis Gering, Esq. (610) 819-9104